Fraser and Company LLP
Barristers & Solicitors
Suite 1200, 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791

September 26, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Dear Sir/Madam:

Re:	Banner Resources Inc. Registration Statement on Form SB-2 (Initial Filing) Filed on September 26, 2005

On behalf of Banner Resources Inc., we enclose for filing a complete copy of the registration statement on Form SB-2, including exhibits.

Please address any staff comments to this office.

Feel free to call if you have any questions, at (604) 669-5244.

Yours truly, Fraser and Company LLP Per: /s/ David W. Smalley David W. Smalley